FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2008
SUN MEDIA CORPORATION / CORPORATION SUN MEDIA
(Name of Registrant)
333 King Street East, Toronto, Ontario, Canada M5A 3X5

(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐          No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

SIGNATURE

SUN MEDIA CORPORATION
Filed in this Form 6-K
Documents index
1-     Press release dated November 7, 2008 issued by Quebecor Inc.

Quebecor inc. announces Sun Media and Canoe
under one leadership and Michael Sifton’s departure
MONTREAL, November 7, 2008 — Quebecor Inc. announces the integration of Sun Media and Canoe under the leadership of Pierre Karl Péladeau, President and Chief Executive Officer. In light of this new reporting structure, Michael Sifton, President and Chief Executive Officer of Sun Media Corporation, will be leaving the company as his position will now be undertaken by Mr. Péladeau. Mr. Sifton was appointed to this position in September 2007, after acting as President and Chief Executive Officer of Osprey Media until the acquisition of the company by Quebecor Media Inc.
The integration of Sun Media Corporation and Canoe under one leadership will help to maximize growth opportunities and synergies, and accelerate the migration of information and contents generated by the various publications to cross-platform supports.
“The speed with which business models are required to change, combined with an uncertain economic context and more difficult advertising conditions, calls for a clearly defined strategic and operational vision. To ensure that our efforts and resources are better coordinated, I will now take charge the leadership of both our newspaper segment and our Web portal” has indicated Mr. Péladeau.
“Michael has played an important role, in particular by ensuring the smooth integration of two major publishers, and by preparing Sun Media Corporation’s expansion in Internet and new digital technology,” added Mr. Péladeau. “As such, he has contributed to the development of our vision for the future.”
“I am happy to have been given the opportunity to integrate Osprey Media in Sun Media organization. I leave behind talented people and a strong team that will no doubt successfully take on the challenges that our changing environment is bringing” declared Mr. Sifton.
Please note that Bruno Leclaire will continue to act as Vice-President Interactive Medias QMI and President Canoë, and will keep all previous responsibilities.
.../2

The Company
Quebecor Inc. (TSX: QBR.A, QBR.B) is a holding company with a 54.7% interest in Quebecor Media Inc, one of Canada’s largest media groups. Quebecor Media owns operating companies in numerous media related businesses: Videotron Ltd., the largest cable operator in Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Sun Media Corporation, the largest publisher of newspapers in Canada; TVA Group Inc., operator of the largest French language over the air television network in Québec, a number of specialty channels, and the English language over the air station Sun TV; Canoe Inc., operator of a network of English- and French language Internet properties in Canada; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; magazine publisher TVA Publishing Inc.; book publisher and distributor Quebecor Media Book Group Inc.; Archambault Group Inc. and TVA Films, companies engaged in the production, distribution and retailing of cultural products; Le SuperClub Vidéotron ltée, a DVD and console game rental and retail chain; and Quebecor MediaPages, publisher of print and online directories.

Information:
Isabelle Dessureault
514.380.7501

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
/s/ Claudine Tremblay
By: Claudine Tremblay
Secretary

Date: November 7, 2008